Filed by Woodside Energy Group Ltd

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Extracts of discussion from Woodside Petroleum Ltd’s Annual General Meeting on 19 May 2022, relating directly to the proposed merger with BHP’s petroleum business

Speaker 1:

Now, if Woodside doesn’t sanction Browse, what will this mean for the Karratha Gas Plant and the rapidly depleting fields in the North West Shelf project? Moreover, when will these assets need to be decommissioned given that Karratha’s utilisation rates are already starting to fall, and their recently signed third party contracts only cover a small portion of liquefaction capacity and how much is that decommissioning expected to cost? Thank you.

Richard Goyder:

So thanks Speaker 1. Meg?

Meg O’Neil:

Yeah. Thanks for the question. As I highlighted, we already have ullage in the Karratha Gas Plant. We, working with our partners in North West Shelf joint venture, have been looking for other gas to process through this infrastructure, recognising it’s still in very good condition. We have secured contracts with Pluto and with Waitsia to process gas through the Karratha Gas Plant, and we’re very happy to start up the Pluto interconnector earlier this year. Waitsia will start up in 2023. But we do expect to start decommissioning LNG trains in the Karratha Gas Plant as early as 2024 to shut in the first train. If we are unable to secure additional gas resources and bear in mind, Browse is a very important one but it’s not the only one. We will be going down a measured and orderly plan to start to shut in additional LNG trains. From the perspective of decommissioning, we have already started decommissioning activities in the North West Shelf.

So we have done well plug in abandonments. This year, we’ll be doing a project to remove some flowline and some equipment from the Echo-Yodel field. So as assets are no longer required for production of gas in the field, we take appropriate steps to decommission those timely. I would point you to the explanatory memorandum for the merger if you want to understand the cost and the cost profile. There’s a graph in that document that outlines the decommissioning costs for both Heritage Woodside and the Heritage BHP Petroleum so you can get a flavour for the pace at which those dollars are spent, but it is spent over 20 to 30 years’ time period.

[...]

Speaker 2:

What other companies’ plans or preferred options for financing the projects that are approaching final investment decision? For example, Trion could require significant CapEx from next year and Calypso and potentially Browse from about 2025 when the company also has a significant proportion of its debt due for a payment around that time.

Richard Goyder:

So thanks for the question. There’s a lot goes to managing the capital side of this. So there’s decisions that need to be made on Trion, potentially Browse, and expansion in the Gulf of Mexico, and indeed there’s significant capital being spent at Scarborough and Pluto Train 2, as well as some of the other smaller projects we’ve got going across Australia and there’ll be maintenance money required in the other operations. There’s also the timing of our cash flows. There’s the timing of debt repayments and extending new facilities.

So the board will take all those things into account, preserving a strong balance sheet. There’s also the potential of sell-downs as we’ve discussed earlier on things like Scarborough. So be assured that the board will be very watchful in terms of any obligations we make and our ability to fund in a way that doesn’t create any stresses in the organisation and provides best outcomes for shareholders that we can foresee at the time.

[...]

Speaker 3:

Post the proposed merger with BHP’s petroleum division, if successful then what is the proposed dividend policy? Thanks.

Richard Goyder:

So I think we’ve been reasonably, well we’ve tried to put out a profile of what that would look like in the explanatory memorandum, and it’ll depend obviously on what our earnings are, but we’ve indicated a minimum of 50% payout ratio. We’ll also look at the most tax effective way of getting excess funds back to shareholders but we also have to fund the projects that I was referring to earlier.

The board will always make sure as best we can, that we preserve the strength of the balance sheet through any cycle. But we’re also very clear that we want to return earnings to shareholders in the most effective way we can.

[...]

Speaker 4:

Mr. Chairman, we have an online written question, a merged BHP Petroleum, Woodside would be a significant global oil and gas player, which is appealing considering the current elevated oil price. However, in an effort to understand possible risks of the transaction, in your opinion, at what level does the oil price become demand destructive? Thank you.

Richard Goyder:

Yeah, I’m not sure my opinion is going to matter much on this. Meg, do you want to offer an opinion?

Meg O’Neil:

Look, I think we’re actually seeing it already. We’re seeing examples of people making decisions about vacationing differently because airfare is too expensive or the long distance driving trip that they might have made to see relatives is too expensive. We’re hearing stories coming out of Europe of small businesses shutting down because their energy bills were too high. So I think we are already seeing the impact. We’re seeing some really detrimental things from a climate perspective. We’re seeing businesses switch from gas to coal because coal fire generation is cheaper than gas fire generation, even at today’s coal prices.

So we do recognise that high prices are not a good outcome for anybody. That said, in the context of the merger, when we look at the totality of the business, we do still believe that the combined business will give a significant diversification. It strengthens our balance sheet. It gives us resilience throughout the transition. It gives us more commodity diversification as well and market diversification. So we’re not concerned that high prices would be detrimental to the merger. In fact, it positions us quite well from a balance sheet perspective in terms of future decisions, both in traditional hydrocarbon business, as well as new energy businesses.

[...]

Speaker 5:

Thank you very much, Mr. Chairman, for taking the question. In the merger agreement, you’ve stated that you expect to achieve merger synergies of approximately $400 million. BHP Petroleum is a big company. Woodside is a big company. Integrating the systems together, looks like a challenge to me, and you’ve got the target date to the 1st of June. So do you expect to integrate the systems and achieve the $400 million by the 1st of June or after the 1st of June, and will you have a residual service agreement with BHP Corporate to keep BHP Petroleum running?

Richard Goyder:

Thanks, Speaker 5, it’s a great question. Meg’s obviously been intimately involved in all of this. So I’ll get her to give more detail. The synergies we expect to achieve over two years, clearly, June 1, is the targeted day one subject to the shareholder vote today, and there’s a lot to do from June 1 for some period of time. But Meg, can you go to a bit more detail?

Meg O’Neil:

Sure. Thanks for the question, Speaker 5. So what we’ve been doing over the last six-plus months is integration planning. So we have had a team of Woodside and BHP Petroleum professionals across all disciplines, from drilling to production, to projects, to HR, to procurement, working on how we bring the two companies together. So we are ready for legal day one, which we expect assuming shareholder support for the merger to be the 1st of June, but that’s when the real work begins.

You’re absolutely right that integrating two computer systems takes time, two ERP systems takes time. Bringing the organisations together will take a bit of time. So we expect that the synergies capture will be effective for calendar year 2024, because we do recognise that there is a bit of work to do to bring all those systems together. We will continue to receive services from BHP Group for a period of up to six months, and that again, is to help with that transition of those computer systems that right now are fully embedded in how BHP runs its business.

[...]

Speaker 6:

Very proud shareholder. Thank you very much, chair. The independent valuation of the BHP merger by KPMG in April showed that just a 10% fall in long term oil prices below the base case would decrease the MPV of the recently sanctioned Scarborough by 80%, and the Browse would actually lose $160 million. Given the current market volatility, how can shareholders be assured of long-term value, and at any stage, are you actually just going to give up on Browse?

Richard Goyder:

Thanks, Speaker 6, and hopefully you’ll star as a proud shareholder. I think Meg’s talked about Browse and our position on Browse. Scarborough, we think Scarborough is as good a project as there is globally at the moment in terms of its resilience, it’s low CO2. As you would may or may not expect, our marketing team right now is being inundated with calls from customers who want to access gas from Scarborough when it starts producing in 2026. So we feel right now very positive about the outlook for Scarborough. We’ve mitigated a lot of the risk around construction costs, and we’ve got off-take arrangements in place. So, we feel at the moment that it’s going to be a very good project for shareholders.

Meg O’Neil:

Maybe if I can build on that, Richard. So prior to the final investment decision, we conducted very rigorous and robust economic testing of the development to ensure that the development would be robust in a range of scenarios, be it a low side reserve outcome, cost pressure outcome, or a low price outcome. The independent expert report, they use a different methodology. They make different assumptions around things like pricing and discount rates. So they may well come to different conclusions, but we stand by the quality of the investment decision.

[...]

Speaker 7:

Thank you, Richard. It may look like these questions are definitely on target in relation to the explanatory memorandum for the merger of the petroleum interests. I refer you to sections 9.22 and 9.23, pages 109 to 110 of the explanatory memorandum. Now I believe quite recently, the ATO has issued a class ruling for a shareholder relief. A bit of context, I am a very long term BHP shareholder and a very proud one, and in more recent years, I’m a very proud shareholder of Woodside. Quantity, my value of BHP Holding is quite significant. So I stand again, quite particularly from section 9.23, page 110.

Now, I think I know what your response will be, but I think just for the betterment and the recording for the AGM, I’d like you to perhaps update the meeting as to the ATO outcome for a class ruling. The second part of my question relates to post the merger implementation, have we got any metrics or tabling on how the share price for both Woodside will look and how the share price for BHP will look because obviously there’s going to be a transfer asset value for one side to the other. I’ve been scurraging through the memorandum, but I don’t seem to be able to find anything.

Richard Goyder:

No, you won’t.

Speaker 7:

Can you please enlighten us.

Richard Goyder:

You won’t, because that’ll be a forecast, and none of us is in a position to be able to do that. The class ruling is really as a matter for BHP, and it’s something we can’t go to. The share price, all I’d say on share price Speaker 7 is we’re in a volatile world at the moment. Wall Street had a tough night, last night. We’re seeing daily movements in oil prices that move our share price, and then we’ve got a merger and then there’ll be the issue of some BHP shareholders who may or may not decide to retain their Woodside shares and the like. So the share price will take care of itself over time. Our focus is to run... Assuming we get shareholder approval is to run the merge business as well as we can and look after the interests of our stakeholders. If we run it well, if we meet our obligations, our sustainability obligations, then we think you’ll do okay.

Speaker 7:

Okay. Just sorry, just one supplementary question. So post implementation, which will effectively be, what? June 1.

Meg O’Neil:

Mm-hmm.

Speaker 7:

June 1?

Richard Goyder:

Yeah.

Speaker 7:

Would there be a period where the dividend flow from petroleum interest from BHP transgress across to Woodside or would that be implied at being immediate?

Richard Goyder:

Yeah. As BHP is outlined, you’ll get your conversion from BHP to Woodside shares, and how that’s made up is clearly, I think in... You understand that anyway, the frank component, the unfranked component, all that.

Speaker 7:

Yeah, I do.

Richard Goyder:

Then any decisions on dividends beyond that will apply to all the shareholders of Woodside and be a decision for the Woodside Board.

Speaker 7:

So in the half year results in August, there could be a very small portion that be the benefit of the-

Richard Goyder:

I won’t go to any sort of forecasting if you don’t mind.

Speaker 7:

Okay.

Meg O’Neil:

Maybe to nuance, when we report our half year, it will include the six months of Woodside standalone plus that one month where BHP is a fully owned part of the Woodside business.

Speaker 7:

Okay. Thanks, Meg. That’s what I wanted to hear.

Richard Goyder:

Correct me if I’m wrong. Any dividend will apply to the shares issued at the time the dividend is straight?

Speaker 7:

Yeah. Okay. Thank you. Sorry about the questions. That’s probably a comment on the record.

[...]

Speaker 8:

Thank you. Just a quick question on I guess, the institutional investors who have moved away from holdings in pure play oil and gas companies, but retain holdings to BHP. So obviously internationally, there’s quite a few large investors that have policies to rule out investment in pure play oil and gas producers, domestically that some of the biggest super funds AustralianSuper, UniSuper have very limited holdings in Woodside, but larger stakes in BHP. Has Woodside engaged with those investors that have sold down or have excluded Woodside share holdings about what they’ll do with the shares they receive as part of the BHP merger? Is there a concern that overhang of investments will see a share price decline?

Richard Goyder:

So, thanks for the question. We’ve obviously engaged with our own shareholders and any prospective shareholder. I won’t go into details on that. Meg, and the team have done significant offshore engagement with shareholders as well as onshore. I mean, there’ll be some potential volatility around the share prices as some exit and some enter. We will be a significant company in terms of index funds and based on our performance to date this year. So we’re pretty confident that we’ll have a very good... If it’s the right word, portfolio of shareholders if approved once the merger proceeds.

Speaker 8:

Okay, and have you seen an increasing trend of investors that are moving towards selling down pure play oil and gas holdings? Can you comment on whether those are trends that you expect to see continue?

Richard Goyder:

Yeah, I mean, not here. Meg, might want to comment on it. I mean, there’s some in Europe, as you point out. I think increasingly, and even before the Ukrainian situation, the world I think, was coming to a realisation that energy security was a key strategic issue. Increasingly, I think shareholders are seeing that Woodside with what we are doing with our current portfolio, with prospective portfolio post the BHP merger,. And then what we’re doing in new energy is going to be a pretty important player in that energy transition. So we’ve probably had more interest in incoming shareholders than those exiting in recent times because of that broader geopolitical global situation. Would you agree?

Meg O’Neil:

I agree.

Richard Goyder:

Yep.

[…]

Speaker 9:

Mr. Chairman, we have an online question. This transaction will double the size of Woodside and also potentially more than double the number of Woodside shareholders. How many shareholders do we currently have and what steps have we taken or will we take to manage down the size of our share register, given that many of our new shareholders will have a relatively small parcel of Woodside shares? Also, do we have an estimate as to how many Australians own shares in both Woodside and BHP such that this deal will simply add to their existing Woodside holding? What are the estimates on how many BHP shareholders will not take up their Woodside shares?

Richard Goyder:

So thanks Steven, for that. There’s a bit in that I think BHP, Meg, is going to manage a situation where people would end up with a small number of Woodside shares so that they actually can receive money rather than stock. So that will be managed. We’ll have a look at what the Woodside register looks like post the merger, but we welcome as many shareholders as we can, as many retail shareholders as we can.

Meg O’Neil:

Yeah. I’d just echo that, we value our retail shareholders and we value our small shareholders, and a meeting like this as an opportunity to engage. As Richard said, BHP is offering some of their smaller shareholders the opportunity for cash in lieu of shares. There are a number of BHP shareholders, largely in South Africa, who for a variety of legal reasons can’t hold our shares, but BHP is going to manage a process to be able to provide cash to those shareholders. At the end of the day, we’ve done quite a bit of work on understanding demand for... Woodside shares versus the available supply. And we do think there will be very strong uptake. So we look forward to having all these new shareholders on our register.

[…]

Speaker 9:

Just supplementary question, Richard, do you see this sort of policy reasonably synonymous with other entities of a similar scale to Woodside? Be it in the material sector or be it in the petroleum sector or space?

Richard Goyder:

Yeah, I mean, remuneration schemes are different. We’ve tried to put together a scheme that attracts and retains the best talent. And that’s more important today than it probably has ever been. And it’ll be very significantly important for us with the merge of BHP petroleum business. We also want to make sure it’s aligned to the interest of shareholders and that those interests are more than the short term. And we think the design of it works pretty well. And this is, without preempting the vote here, I would say we’ve had more support for the scheme this year from institutional shareholders than we’ve had for some time. I think because of the way it’s aligned and the way the board from time to time, hopefully not too often, but from time to time asserts its judgement on various things if there has been misalignment with shareholders. And we saw that a couple of years ago.

[…]

Speaker 10:

Hi, last year the International Energy Agency made it clear there should be no new major oil or gas developments if the world wants to limit global heating to 1.5 degrees. Since then you have announced a final investment decision on Scarborough and you were seeking to double your fossil fuel interests with the merger. So my question is why has Woodside not followed the IEA’s recommended roadmap to net zero by 2050?

Richard Goyder:

[…] On the merger with BHP, I’d ask you to step back […] and look at will the merger of BHP Petroleum and Woodside increase CO2 emissions by one molecule? It actually won’t change it.

Speaker 10:

I guess that’s not my question.

Richard Goyder:

It won’t change. So yes, you asked why we’re doing it. We’d argue that BHP is a terrific company. We would argue that we’ll be a very good owner of these assets and the ambitions that we have, the reductions and emissions for 2025 and 2030 apply to the merge business. And in fact, we’ll have a more detailed reporting of emissions from the BHP Petroleum assets, because they’ve only ever reported from their controlled assets. We’ll report the equity emissions. So I think on the merger, the proof will be in Woodside achieving the ambitions that we’ve stated. On the IEA, Meg, can you repeat the answer you gave before? Because I think this is misquoted too often.

Meg O’Neil:

Yeah. I think the IEA net zero 2050 report is often selectively quoted. If you read the report in it’s full detail, you’ll see that oil and gas continue to be used extensively. I’ll also highlight that that particular report is one scenario that gets the world on a 1.5 degree C pathway. There are many scenarios that also achieved that outcome. And again, I’ll point you to our climate report, the SDS, which is another IEA scenario, is a scenario that delivers a world that warms 1.5 to 1.65 degrees and has considerably more gas use than the net zero 2050 case. The reason I point to those is there are a range of possible outcomes that will help the world get to its decarbonization goals. And again, a responsible operator like Woodside operating under the regulatory scrutiny of both NOPSEMA and the State and Commonwealth Environment departments, I think, provides a more responsible gas to customers that need it than others in our space.

Speaker 10:

So you’re acknowledging then that Woodside’s plans don’t aim to limit global warming to 1.5 degrees?

Meg O’Neil:

Our emissions reduction commitment is consistent with a 1.5 degree C pathway. And I’d encourage you to look at the climate reports. Let me pull out the exact graph for you. Page 15 of the climate report shows how our scope one and two emissions reduction targets are consistent with a 1.5 degree C world.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) (File No. 333-264268) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor), which the SEC has declared effective. Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.